Exhibit 99.2

FRANCO-NEVADA CORPORATION

Report of Voting Results

This report is being filed pursuant to section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations and discloses the voting results for each matter voted upon at the annual and special meeting of shareholders of Franco-Nevada Corporation held on May 6, 2020 (the “Meeting”). The total number of shares voted was 154,350,250 or 81.49% of the total issued and outstanding shares of the Corporation.

Description of Matter	Outcome of Vote

Resolution to elect directors, as proposed in the management information circular for the Meeting.

Each of the eleven nominees was elected to hold office until the next annual meeting of the shareholders or until his or her successor is elected or appointed.  The report on proxies confirmed shareholders voted as follows:

	Nominee	Votes For	% For	Votes Withheld	% Withheld
	David Harquail	136,237,484	94.77%	7,515,373	5.23%
	Paul Brink	142,952,173	99.44%	800,684	0.56%
	Tom Albanese	143,705,092	99.97%	47,765	0.03%
	Derek W. Evans	142,580,720	99.18%	1,172,137	0.82%
	Dr. Catharine Farrow	142,525,541	99.15%	1,227,316	0.85%
	Louis Gignac	140,577,674	97.79%	3,175,183	2.21%
	Maureen Jensen	143,676,911	99.95%	75,946	0.05%
	Jennifer Maki	143,676,298	99.95%	76,559	0.05%
	Randall Oliphant	142,013,374	98.79%	1,739,483	1.21%
	The Hon. David R. Peterson	139,086,695	96.75%	4,666,162	3.25%
	Elliott Pew	143,081,000	99.53%	671,857	0.47%

Resolution to appoint auditors and to authorize the directors to fix the remuneration thereof, as proposed in the management information circular for the Meeting.

PricewaterhouseCoopers LLP were reappointed to the office of auditors until the next annual meeting and the directors were authorized to fix the remuneration of the auditors. The report on proxies confirmed shareholders voted as follows:  “for” 151,852,355 (99.17%) and “withheld” 1,273,293  (0.83%).

“Say-on-Pay” advisory resolution regarding the Corporation’s approach to executive compensation, as proposed in the management information circular for the Meeting.

The Corporation’s approach to executive compensation was accepted.  On the advisory resolution, the report on proxies confirmed shareholders voted as follows:  “for” 137,590,978  (95.71%) and “against” 6,161,871  (4.29%).

DATED as of this 7th day of May, 2020.

FRANCO-NEVADA CORPORATION

/s/ Lloyd Hong
Name: Lloyd Hong
Title: Chief Legal Officer & Corporate Secretary